EXECUTION COPY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Christopher F. Chase

Re:                              ROUNDY’S PARENT COMPANY, INC.

REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-178311)

February 3, 2012

Dear Mr. Chase,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as Representatives of the several Underwriters, wish to advise you that in connection with the Registration Statement on Form S-1 filed on December 5, 2011, as amended, the following number of Preliminary Prospectuses dated January 26, 2012 were distributed during the period beginning on January 26, 2012 and through the date hereof:

Preliminary Prospectus dated January 26, 2012

Approximately 1,700 to Underwriters and others

We have been informed by the participating Underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Roundy’s Parent Company, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00p.m. Eastern Time on February 7, 2012, or as soon as possible thereafter.

Very truly yours,

Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC

As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Cullen Lee
	Name:	Cullen Lee
	Title:	Director

J.P. MORGAN SECURITIES LLC

By:	/s/ John Clark
	Name:	John Clark
	Title:	Vice President

[Signature Page for the Underwriters Acceleration Request]